MANAGEMENT’S DISCUSSION & ANALYSIS – 2017 SECOND QUARTER

This Management’s Discussion and Analysis (MD&A) was prepared by management as at August 8, 2017, and was reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three and six months ended June 30, 2017, as well as the 2016 audited consolidated financial statements, the 2016 MD&A, and the 2016 Annual Information Form (AIF), all dated February 22, 2017. All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated. The information provided herein supplements but does not form part of the financial statements. This discussion covers the three and six months ended June 30, 2017, and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, and per share data. Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument (NI) 43-101 are contained in the Company’s most recently filed AIF which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

Business of the Company

Nevsun is headquartered in Vancouver, British Columbia. Nevsun’s vision is to build a strong, multi-mine, mid-tier mining company, delivering shared prosperity to all stakeholders. Nevsun’s common shares trade on the TSX and the NYSE American LLC, under the trading symbol “NSU”. The Company’s three principal assets are its ownership interest in the Timok Project, a high-grade copper-gold development project in Serbia, its Bisha Mine in Eritrea, and its strong balance sheet with approximately $171 million in cash and cash equivalents and no debt.

The Timok Project Upper Zone was the key asset acquired as part of the acquisition of Reservoir Minerals Inc. (“Reservoir”) on June 23, 2016. The Company’s primary focus is to bring the Timok Project into production in an expedient, safe and well-designed, optimized manner.

The Timok Project is a joint venture between the Company and Freeport-McMoRan Exploration Corp (“Freeport”). The Company is the operator of the Timok Project until the occurrence of certain events and will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and will sole fund the first $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study on either the Upper Zone or the Lower Zone, Freeport will increase its ownership in the Lower Zone to 54% and the Company will own 100% of the Upper Zone and 46% of the Lower Zone. The Company and Freeport will be entitled to their pro rata share of the economic benefits of the Lower Zone and the Company will be entitled to 100% of the economic benefits of the Upper Zone. From the acquisition of Timok through June 30, 2017, the Company has incurred $11,730 of Lower Zone work.

The Bisha Mine is a Volcanogenic Massive Sulfide (“VMS”) deposit which has been in production since February 2011. The first phase of the mine included gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the supergene phase expansion. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved in December 2013. Mining copper ore from the supergene phase ceased during Q2 2016. Commissioning of the zinc plant commenced in early June 2016 and commercial production was achieved in October 2016. During the primary phase, the Bisha Mine continues to produce both zinc and copper in concentrate over a current remaining four-year mine life.

The Bisha Mine is owned by Bisha Mining Share Company (“BMSC”), a 60% owned subsidiary of Nevsun, with the remaining 40% owned by the State-owned Eritrean National Mining Corporation (“ENAMCO”). On December 12, 2007, BMSC was granted a 20 year mining licence for the Bisha Mine, and on July 6, 2012, a 10 year mining licence was granted for the Harena property, where a satellite VMS deposit exists. In 2016, BMSC acquired additional mineral exploration licence areas and now holds two exploration licences (Tabakin and New Mogoraib) in close proximity to the Bisha Mine. The exploration licences, which cover 814 square kilometres, include a number of potential satellite VMS deposits. The Company and ENAMCO will continue to investigate alternatives to extend the mine life.

Second quarter highlights
  Peter Kukielski appointed President and CEO on May 12, 2017
  Decided to publish an updated Timok Preliminary Economic Assessment (“PEA”) in October 2017
  Revised Timok Pre-Feasibility Study (“PFS”) timeline to Q1 2018
  Timok remains on-track for 2021 production with decline construction commencing in Q4 2017
  Decided to invest $24 million in capital in a four year open pit at Bisha (all funded from operating cash flow)
  Ended period with cash and cash equivalents of $171 million
  Sold 34.3 million payable pounds of zinc in zinc concentrate at C1 cash costs(1) of $0.92 per payable pound sold
  Sold 7.7 million payable pounds of copper in copper concentrate at C1 cash costs(1) of $1.59 per payable pound sold
  Recorded a $70 million non-cash, pre-tax write-down of long term stockpiles and mobile equipment
	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Revenue (millions)	$66.1	$79.2	$137.7	$171.6
Operating income (loss) (millions)	(65.1)	34.9	(53.4)	67.8
Net income (loss) (millions)	(70.2)	18.0	(67.3)	33.6
Net income (loss) attributable to Nevsun shareholders (millions)	(44.5)	9.6	(44.7)	17.1
Basic earnings (loss) per share attributable to Nevsun shareholders	(0.15)	0.04	(0.15)	0.08
Cash generated from operating activities before income taxes(millions)	22.4	50.3	36.0	72.3

Copper price realized, per payable pound sold	$2.65	$2.11	$2.65	$2.16
C1 cash cost per payable copper pound sold(1)	1.59	0.92	1.59	1.04

Zinc price realized, per payable pound sold	$1.16	-	$1.23	$-
C1 cash cost per payable zinc pound sold(1)	0.92	-	0.90	-
(1)	C1 cash cost per pound is a non-GAAP measure – see page 22 of this MD&A for discussion of non-GAAP measures and page 10 of this MD&A, Cash Costs, for explanation of per-unit costs.

Strategic Update

Peter Kukielski was appointed President and CEO of the Company on May 12, 2017. Over the past 90 days he has completed multiple site visits and met with many key stakeholders including senior government officials in Serbia and Eritrea as well as many of the Company’s employees and shareholders. He has affirmed Nevsun’s vision: to build a strong, multi-mine, mid-tier mining company, delivering shared prosperity to all stakeholders.

The key strategic challenges facing the Company at this time are: capital allocation, capital project execution, ensuring the Company maintains its social licence to operate in Serbia and Eritrea, and continued diversification of the Company’s asset base.

The Company has made two key decisions this quarter based on prudent allocation of capital on the basis of the CEO’s assessment. These two decisions are an allocation of additional capital to Bisha and the resetting of the timetable to deliver the Timok PFS to Q1 2018 (with an updated PEA in October 2017).

Bisha

The two most pressing operational challenges at the Company’s operating mine in Eritrea are: improving recovery of copper and zinc and respective concentrate grades, and increasing the total material (ore plus waste) movement to meet feed and stripping requirements for the updated Life of Mine plan.

To help address these operational challenges, the Company has approved additional capital of $24 million for 2017. This additional capital will be invested in Heavy Machinery and Equipment ($22 million) and plant modifications ($2 million). The capital will be completely funded by BMSC’s internally generated cash flow. This additional capital will provide a robust return on investment while mitigating these two key challenges. Recoveries are forecast to be 77% for zinc and 70% for copper over the four year mine life. Total ore and waste movement will be 21 million and 22 million tonnes in 2018 and 2019 respectively, a modest increase from the forecast 18 million tonnes in 2017.

A larger capital investment option was considered which would have allowed the Company to have maintained a longer mine life. While the deeper material at Bisha remains economic, the four year mine life outlined in the reserve is expected to provide higher near-term cash flow with lower operational risk. The longer life mine would have required a significantly higher capital allocation (unlikely to be funded from current operating cash flows). In addition, ore and waste movement needs would have increased dramatically (28 million tonnes in 2018, 40 million tonnes in 2019, 40 million tonnes in 2020 and 27 million tonnes in 2021). The Company and ENAMCO will continue to investigate alternatives to extend the mine life.

BMSC’s proven and probable reserves total 9.6 million tonnes at December 31, 2016 as a result of the decision to not allocate additional capital to recover previously deferred Phase 9 stripping. BMSC has approximately 28 million tonnes of measured & indicated mineral resources and 31 million tonnes of inferred mineral resources in addition to mineral reserves, all within 20 kilometres of the existing mill. The Company is following up the results of the VTEM survey completed during Q1 2017 on its newly acquired exploration licences to identify additional potential deposits.

Timok

This asset is the Company’s focus for capital allocation. Key accomplishments since acquiring Reservoir include:

  Completion of all infill drilling in the Upper Zone which will convert a significant portion of previously published metal from inferred resources to a measured and indicated category
  Progression of the various trade-off studies to determine the most optimal alternatives for the mine design, planned throughput, and processing flowsheet
  Continued progress on permitting for both the decline and whole of project permits and significantly advanced required land acquisition
  Developed strong relationships with all key stakeholders in Serbia including employees, local suppliers, the various levels of local and federal government, and the Company’s partner in the Lower Zone, Freeport

The Company recognizes the desire for additional information for the market and accordingly will be issuing an updated PEA in October 2017. The Company has revised the PFS timeline until Q1 2018 as a risk mitigation strategy.

The Company is completing its analysis of various trade-off studies to ensure the various alternatives, including the mining methods, output from the metallurgical testing, capital cost estimates and concentrate marketing studies, are fully considered to ensure this high grade resource is effectively developed into a low-cost, long-life and cash flowing asset. The Company is conducting independent peer reviews of all the key elements of the PFS. Completing this additional work during the second half of 2017 will allow greater focus during the Feasibility Study phase and will assist in meeting the informational needs of potential lenders should additional capital be required. The Company believes a key mitigation strategy for avoiding potential capital cost and schedule overruns is to ensure there is sufficient engineering definition. In addition, the Company continues to develop an appropriate organizational structure and to refine its system of project controls and processes to ensure they are appropriate for this capital project well in advance of proceeding with a major capital spend. The Company is confident these risk mitigation strategies will help minimize project execution risks. The Company continues to target first production in 2021.

The Company has determined that the ore body will be best accessed via a decline rather than a shaft. The development decline tender process is underway with a short list of bidders being interviewed for bid clarification meetings during Q3 2017, with an expected Board approval in September 2017 and commencement in Q4 2017.

Corporate

The Company believes additional diversification of its asset base will help reduce overall risk. The Company will continue to opportunistically pursue transactions to grow and diversify.

Revised 2017 Objectives

  Maintain top quartile safety performance
  Timok Upper Zone Copper-Gold Project
    Deliver an updated PEA in October 2017
    Deliver PFS in Q1 2018 (previously September 2017)
    Obtain necessary permits and begin development decline in Q4 2017
    Rapidly advance overall project to production in 2021
  Bisha Zinc-Copper Mine
    Produce 190 to 210 million pounds of zinc (previously 200 to 230 million pounds)
    Produce 20 to 30 million pounds of copper (previously 10 to 20 million pounds)
    Monetize 15,000 gold equivalent ounces from stockpiles (previously 10,000 equivalent ounces)
  Exploration
    Complete 120,000 metres of budgeted exploration and development drilling (previously 130,000 metres)
    Update Bisha resource in Q1 2017 and reserve in Q3 2017 including indicative underground study

Previous production guidance for Bisha included production of bulk zinc concentrate and clean zinc concentrate, and three full months of copper production and clean copper concentrate in the last half of 2017. Revised guidance reflects improvements achieved in the first half of 2017 in the preferential flotation of copper in the copper circuit leading to consistent production of copper concentrates since February 2017. Concurrently, a greater percentage of zinc is feeding into the downstream zinc circuit, allowing more of the guided zinc production to report into a zinc concentrate. The combination of higher copper production in copper concentrate and zinc production in zinc concentrate in the absence bulk zinc concentrate production has materially increased the overall net smelter return of Bisha’s revised production guidance in comparison to the initial guidance for 2017. Revised 2017 production guidance is based on zinc and copper recoveries into their respective concentrates for the second half of 2017, which are expected to average 70% and 60%, respectively, based on planned improvements in operating procedures and additional capital.

	Updated	Previous
Capital allocation (millions)
Timok
Upper Zone	$40	$45
Lower Zone	14	17
Sub-total	54	62

Bisha
Sustaining capital (1)	30	6
Tailings dam lift	11	11
Exploration	9	9
Sub-total	50	26

Total Capital Investment	$104	$88
(1)	The Company expects to commit all the $30 million of capital during 2017 but estimates 50-75% will be spent during 2017.

	Updated(1)	Previous
C1 Cash Costs per payable pound sold
Zinc	$0.70 to 0.90	$0.70 to 0.90
Copper	1.55 to 1.75	0.90 to 1.10
(1)	Reflects mix in copper vs. zinc (hence different allocation of costs) as well as higher than anticipated operating costs due to ongoing HME availability issues.

	Updated	Previous
Exploration metres
Timok – Upper Zone	20,000	20,000
Timok – Incremental (1)	10,000	nil
Timok – Lower Zone(2)	40,000	60,000
Bisha	40,000	40,000
Serbia / Macedonia	10,000	10,000
Total Exploration metres	120,000	130,000
(1)	Reflects additional capital allocation announced during Q1 2017 targeting high-grade mineralization at Timok.
(2)	Reflects challenges in achieving target drill metres in Lower Zone.

Operating review

Key operating information – Bisha Mine:

	YTD 2017	Q2 2017	Q1 2017(6)	Q2 2016
Mining
Ore mined, tonnes(1)	1,305,000	654,000	651,000	964,000
Waste mined, tonnes	6,853,000	3,739,000	3,114,000	2,448,000
Strip ratio, (using tonnes)	5.3	5.7	4.8	2.5
Processing – Primary Ore
Ore Milled, tonnes	1,189,000	590,000	599,000	-
Zinc feed grade, %	5.6	5.3	5.9	-
Copper feed grade, %	0.9	0.8	0.9	-
Recovery, % of zinc(2)	64.5	62.2	66.6	-
Recovery, % of copper(3)(4)	42.2	51.6	34.0	-
Zinc concentrate grade, %(5)	42.1	41.5	42.5	-
Copper concentrate grade, %(4)	17.6	17.4	17.8	-
Zinc in concentrate produced, millions of pounds	94.9	43.0	51.9	-
Zinc in concentrate produced, tonnes	43,000	19,500	23,500	-
Copper in concentrate produced, millions of pounds(4)	9.9	5.7	4.2	-
Copper in concentrate produced, tonnes(4)	4,500	2,600	1,900	-
Payable zinc in concentrate sold, millions of pounds	87.2	34.3	52.9	-
Payable zinc in concentrate sold, tonnes	39,400	15,400	24,000	-
Payable copper in concentrate sold, millions of pounds	7.7	7.7	-	-
Payable copper in concentrate sold, tonnes	3,500	3,500	-	-
Processing – Supergene Ore(7)
Ore milled, tonnes	-	-	-	471,000
Copper feed grade, %	-	-	-	2.5
Recovery, % of copper	-	-	-	82.9
Copper concentrate grade, %	-	-	-	21.2
Copper in concentrate produced, millions of pounds	-	-	-	21.6
Copper in concentrate produced, tonnes	-	-	-	9,800
Payable copper in concentrate sold, millions of pounds	-	-	-	22.9
Payable copper in concentrate sold, tonnes	-	-	-	10,300
(1)	Ore tonnes mined in the three and six months ended June 30, 2017 included 643,000 and 1,237,000 tonnes of primary ore, respectively (three months ended June 30, 2016 – 831,000) and 11,000 and 68,000 tonnes of supergene ore, respectively (three months ended June 30, 2016 – 133,000).
(2)	This represents the overall combined zinc recovery from the zinc flotation circuits (and when bulk concentrate is produced in the copper circuit).
(3)	This represents the copper recovery from the copper flotation circuit only, and excludes copper recovered to bulk concentrate.
(4)	Operating statistics related to recovery as a percentage of copper, copper concentrate grade, and copper in concentrate produced, were not meaningful during Q4 2016.
(5)	This represents combined concentrate grade for both zinc and bulk concentrates.
(6)	Amended for change in classification of previously reported bulk concentrate to copper concentrate and for adjustments identified on final reconciliations of production for the quarter.
(7)	The supergene ore phase of the Bisha Mine ceased in June of 2016.

Results of operations for the second quarter 2017

Overall results from operations are not comparable to the prior year quarter due to the transition to the primary phase. The Company has provided comparisons to the prior quarter (Q1 2017) in addition to those provided for Q2 2016 in order to better illustrate the ongoing trend of operating results at Bisha.

Write down and indicator of impairment

The Company has recorded a write down of $70 million during Q2 2017 in connection with the revised life of mine plan. The write down is comprised of long term stockpiles ($59 million) for material which is no longer expected to be processed in the life of mine plan and equipment and related capital inventory for which there is no longer any useful life ($11 million).

The Company also considered the reduction in the mine life as an indicator of impairment during Q2 2017. In accordance with the Company’s accounting policy, the Company completed an analysis of the recoverable amount of the Bisha cash generating unit (“CGU”) versus its carrying value. Management determined the recoverable amount exceeded the carrying value and accordingly no impairment was required. Determining the estimated fair value of the Bisha CGU required management to make estimates and assumptions with respect to future production levels including recovery rates and concentrate grades, operating and capital costs, long term metal prices and income taxes. Management used a market-based approach to value resources and exploration potential (commonly referred to as Value Beyond Proven and Probable (“VBPP”)). Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

The most sensitive assumptions in the Company’s model included long term prices for zinc and copper, zinc and copper recovery rates, and the consensus price per resource-pound applied to total resources in determining VBPP. For long term prices and VBPP, management looked to third party consensus estimates to support their judgment. For zinc and copper recoveries, management used its judgement based on current operating data and the mine.

Operating income and cash flow

The Company generated an operating loss of $65.1 million during Q2 2017. Excluding the effect of the $69.8 million of impairment charges discussed above, the Company generated operating income of $4.7 million, an 87% decrease from operating income of $34.9 million generated in Q2 2016 (Q1 2017 – operating income of $11.7 million). Q2 2016 operating income was impacted heavily by sales of direct shipped ore (“DSO”) material in that period, which generated $20.7 million of operating income compared to $2.8 million of operating income generated from DSO sales in Q2 2017. Operating income in Q1 2017, before the positive impact of a one-time adjustment of $9.8 million related to the recovery of withholding taxes paid in prior years with respect to a certain contractor, was $1.9 million.

The Company was in full primary phase production during Q2 2017, as compared to two months of supergene ore production and one month of zinc plant commissioning during Q2 2016. The Company’s operating margin is expected to be lower during the primary phase than in the supergene phase as operating costs on a per-unit basis are expected to be higher.

The Company generated $22.4 million in cash generated from operating activities before income taxes paid, a 55% decrease from the $50.3 million generated during Q2 2016 (Q1 2017 - $13.6 million). With improved zinc and copper recoveries and stronger commodity prices, the Company expects to generate significant cash flow from operating activities for the remainder of 2017. The Company does not expect to pay any further income tax in 2017 as a result of the tax depreciation on zinc plant expansion completed in 2016. We expect that this cash flow from operating activities will be sufficient to fund all revised capital expenditures for 2017.

Production and sales

The Company produced 43.0 million pounds of zinc in zinc concentrate and 5.7 million pounds of copper in copper concentrate during Q2 2017, through the processing of 590,000 tonnes of primary ore averaging 5.3% zinc and 0.8% copper. During Q2 2017, the Bisha Mine continued to see improvements in production of its copper concentrate, with recoveries improving from 34.0% in Q1 2017 to 51.6% in Q2 2017. The Company has been able to maintain reduced activation of zinc sphalerite in the copper circuit, which has resulted in sustained production of meaningful quantities of copper concentrate. The improved separation is also leading to increased amounts of zinc concentrate being produced in the zinc circuit, and the Company is no longer producing bulk concentrate (non-spec concentrate). Zinc recoveries, however, did fall slightly from 66.6% during Q1 2017 to 62.2% during Q2 2017. The Company continues to devote significant resources, including the use of external specialists with the objective of continuing to increase the recoveries of both copper and zinc in their respective circuits towards plant design levels, and to upgrade the quality of the copper and zinc concentrates produced to improve marketability. The Company forecasts zinc recoveries and copper recoveries to average 70% and 60% respectively during the second half of 2017 and 77% and 70% respectively for the remaining life of mine.

Improved flotation of copper and zinc into their respective concentrates has allowed the Bisha Mine to realize a better smelter return on its total concentrate sales. The copper concentrate production to date still contains greater-than-desired zinc content; however, the Company has been able to sell this material at competitive market terms with the first sales of primary phase copper concentrates having taken place in Q2 2017. During Q2 2017, the Company sold 34.3 million pounds of payable zinc (52.9 million pounds during Q1 2017), and 7.7 million pounds of payable copper (nil during Q1 2017). Sales of 22.9 million pounds of payable copper during Q2 2016 were derived entirely from the last stages of the supergene phase.

Comparatively for Q2 2016, the Company produced 21.6 million pounds of copper in concentrate through the processing of 471,000 tonnes of supergene ore averaging 2.5% copper and recovery of 82.9%. The Company’s supergene phase ceased in June 2016. Sales of 22.9 million pounds of payable copper during Q2 2016 were derived entirely from the last stages of the supergene phase.

Cash costs

C1 cash costs as disclosed for Q2 2017 follow the Company’s co-product costing policy. During Q2 2017, as both zinc and copper concentrates were produced, cash costs were allocated to the respective concentrates based on expected revenue, which was calculated using actual production with budgeted metals prices. Cash costs per payable pound of zinc sold for the Q2 2017 period totalled $0.92 (Q1 2017 – $0.89), comprised of operating expenses of $0.70 (Q1 2017 – $0.70), selling costs of $0.18 (Q1 2017 – $0.21) and treatment charges of $0.05 (Q1 2017 – $0.11), offset by by-product credits of $0.01 (Q1 2017 – $0.13).

C1 cash per payable pound of copper sold for Q2 2017 totalled $1.59, comprised of operating expenses of $1.56, selling costs of $0.36 and treatment and refining charges of $0.43, offset by by-product credits of $0.76. As disclosed on page 7, the Company has revised its C1 cash cost guidance to reflect the different product mix as well as additional operating costs related to poor availabilities of mining equipment.

During Q2 2016, the C1 cash cost per payable copper pound sold was $0.92, comprised of $0.89 of operating expenses, $0.14 of selling costs and $0.29 of treatment and refining charges, less $0.40 of by-product credits. During the primary phase, it is expected that on a gross basis operating expenses will be slightly higher than those incurred during the supergene phase, largely as a result of higher reagent use expected during the primary phase to separate the copper and zinc elements in their respective flotation circuits.

Stockpiled materials

At the end of the period, there were four distinct types of stockpiled material – 105,000 tonnes of supergene ore, 115,000 tonnes of oxide ore, 2,490,000 tonnes of primary ore which is predominantly boundary ore material, and 395,000 tonnes of pyrite sand material.

The Company intends to campaign the supergene ore in September 2017. During that time, additional capital modifications to the zinc circuit will be made designed to help improve overall recoveries from current levels. The Company also has a small quantity of oxide gold ore (10,000 tonnes) that will be sold as direct shipped ore in Q3 2017.

All the remaining stockpile materials are no longer in the Company’s reserve and accordingly have been written down for accounting purposes. Technical investigations with regards how best to monetize this material will continue but are a secondary priority and will be more fully assessed in 2018. Should a technically reliable solution be identified, any impairment charge could potentially be reversed.

The composition of stockpiled materials as at June 30, 2017, is as follows:

	Total	Current	Non-current
Primary ore	2,490,000	90,000	2,400,000
Supergene ore	105,000	105,000	-
Oxide ore	115,000	10,000	105,000
Pyrite sand ore	395,000	-	395,000

Exploration

Bisha

In Q2 2017, the Company spent $3,092 to fund 13,278 metres of exploration diamond drilling (34 holes), 1,452 metres of reverse circulation drilling (13 holes), ground and borehole geophysical surveying and other geological work. The main areas of focus were the continuation of the drilling at Harena and the initiation of the drilling of targets defined by the Versatile Time Domain Electromagnetic (“VTEM”) helicopter survey completed in Q1 2017 on the New Mogoraib River and Tabakin exploration licences.

At Harena, a total of 6,900 metres of diamond drilling was completed in 9 holes in Q2 2017. Holes targeted drill spacing gaps of greater than 100 metres within the resource model and expanding the deposit to the north and south at the – 600m level. Drilling at Harena was suspended in June in favour of focusing on shallower regional targets.

At the New Mogoraib River licence, a total of 5,700 metres of diamond drilling in 19 holes was completed in Q2 2017, mainly focused on the Railway geochemical anomaly trend and in the northwestern portion of the licence where numerous new VTEM targets were identified. Encouraging alteration and mineralization that will warrant further drilling have been identified in at least four areas. Reverse circulation drilling that targeted subtle soil geochemical anomalies near the Bisha Village and Northwest deposit had limited success.

Drilling was also completed to the south of the Bisha pit on the Tabakin exploration licence (3 holes, 678 metres). Weak stringer sulphide mineralization with associated alteration was encountered. Drilling will continue at Tabakin during the summer rainy season.

Timok Project

The development of a new resource model for the Upper Zone was the main focus of activity in Q2 2017.

Drilling continued in the Lower Zone. A total of 16,446 metres of diamond drilling in 13 holes was completed during Q2 2017 utilizing 11 drill rigs as part of a $20 million commitment. To date, 28,802 metres of diamond drilling has been completed since the program was initiated in August 2016. Assay results returned from the first five holes of the program included: 0.80% Cu, 0.22 g/t Au over 798.1 metres in hole TC170131A; 1.01% Cu, 0.18g/t Au over 336.1 metres in hole TC160118; 1.02% Cu, 0.25g/t Au over 327.0 metres in hole TC160125D; and 1.18% Cu, 0.29g/t Au over 238.7 metres in hole TC160125B.

Timok Project update

The Company has spent $14 million to date in 2017 (cumulative $20 million from June 2016) on Upper Zone activities, and expects that the PFS will be completed within the $40 million budget despite the extended timeline. Key milestones achieved to date in 2017 include the completion of all planned infill drilling (30,000 metres) and the advancement of key technical mining, metallurgical and environmental studies, environmental permitting and land acquisition. The Company is targeting Q4 2017 to commence with the development decline, with all key permits on track for Q4 2017 approval, and the awarding of this decline contract scheduled for Board approval in September 2017.

Based on the success of discovery and infill drilling for the very high grade Upper Zone, the Company has recently commenced an expanded 10,000 metre drilling program to search for nearby, similar high grade deposits, with two rigs actively drilling as at June 30, 2017.

The Company has spent $9 million to date in 2017 (cumulative $12 million from June 2016) on the Lower Zone drilling program. The Company has drilled 29,000 metres to date, and is targeting another 16,000 metres of Lower Zone drilling in 2017, with eleven rigs actively drilling as at June 30, 2017.

Reserves and resources

The Company announced on August 9, 2017 an updated mineral reserve estimate for Bisha effective date December 31, 2016, along with an updated Bisha technical report.

The Company anticipates publishing a PFS of Timok in Q1 2018.

Corporate Social Responsibility

On May 4, 2017 the Company issued its 2016 annual CSR report. The Company continues with its transparent approach to operations and contributions to the communities and reporting of funds paid to the State of Eritrea in the form of taxes and royalties.

Dividends

During the six months ended June 30, 2017, the Company declared two dividends of $0.01 per share for total declarations of $6,039. During the six months ended June 30, 2016, the Company declared two dividends of $0.04 per share for a total declaration of $15,988.

The Company has in place a Dividend Reinvestment Plan (“DRIP”) which allows shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. For the Q1 2017 dividend, approximately 8% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,763 in cash and $256 in common shares (104,609 shares) in April 2017. For the Q2 2017 dividend, approximately 9% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,755 in cash and $265 in common shares (112,974 shares) in July 2017.

Selected quarterly financial information

Selected consolidated financial information for the most recent eight quarters (unaudited) is presented below. The financial results from Q3 2015 through Q2 2016 reflect periods in which the Bisha Mine was engaged in full commercial copper concentrate production through the processing of supergene ore. Starting at the end of Q2 2016, the commissioning phase of the zinc flotation plant began. Costs directly attributable to the production of zinc concentrate incurred during this phase, which is defined by the processing of primary ore, were capitalized until commercial production was declared and sales of commercially produced material commenced in Q4 2016.

In US $000s (except per share data)	2017 2nd	2017 1st	2016 4th	2016 3rd
Revenues	$66,091	$71,647	$36,187	$22,920
Operating income (loss)	(65,063)	11,682	(4,901)	17,542
Net income (loss) for the period	(70,207)	2,880	(8,457)	5,987

Net income (loss) attributable to Nevsun shareholders	(44,538)	(194)	(7,423)	1,663
Earnings (loss) per share attributable to Nevsun shareholders – basic	(0.15)	(0.00)	(0.05)	0.01
Earnings (loss) per share attributable to Nevsun shareholders – diluted	(0.15)	(0.00)	(0.05)	0.01

In US $000s (except per share data)	2016 2nd	2016 1st	2015 4th	2015 3rd
Revenues	$79,165	$92,433	$65,444	$70,016
Operating income	34,907	32,934	5,822	5,693
Net income for the period	17,976	15,584	832	2,842

Net income (loss) attributable to Nevsun shareholders	9,612	7,501	(679)	1,448
Earnings (loss) per share attributable to Nevsun shareholders – basic	0.04	0.04	(0.01)	0.01
Earnings (loss) per share attributable to Nevsun shareholders – diluted	0.04	0.04	(0.01)	0.01

Financial results – three months ended June 30, 2017

The following variances result when comparing operations for the three month period ended June 30, 2017, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s Q2 2017 revenues of $66,091 (Q2 2016 - $79,165) are comprised of zinc concentrate sales of $39,706 (Q2 2016 – $nil), zinc concentrate by-product sales of $210 (Q2 2016 – $nil), copper concentrate sales of $20,423 (Q2 2016 – $48,336), copper concentrate by-product sales of $5,864 (Q2 2016 – $9,239), and other revenue of $4,790 (Q2 2016 – $28,344). These revenues are offset by zinc concentrate treatment charges of $1,599 (Q2 2016 – $nil) and copper concentrate treatment and refining charges of $3,303 (Q2 2016 – $6,754). Copper concentrate sold during Q2 2017 consists of the first copper concentrate produced from the primary ore phase of the Bisha Mine, while copper concentrate sold in Q2 2016 was the final production from the supergene ore phase.

Zinc revenues consist of sales of 34.3 million payable pounds of zinc (Q2 2016 – nil) at an average realized price per pound of $1.16 (Q2 2016 – nil). Zinc sales are net of downward provisional and final pricing and physical quantity adjustments of $4,096 (Q2 2016 – $nil). Copper revenues consist of sales of 7.7 million payable pounds of copper (Q2 2016 – 22.9 million pounds) at an average realized price per pound of $2.65 (Q2 2016 – $2.16). Copper concentrate sales include positive provisional and final pricing and physical quantity adjustments of $686 (Q2 2016 – $133).

The Company also completed direct shipment sales which contained approximately 6,000 gold equivalent ounces from stockpiled material that resulted in other revenue of $4,790 (Q2 2016 – approximately 30,000 gold equivalent ounces for revenue of $28,344). The gold equivalent ounces are calculated based on a ratio of 71:1 (Q2 2016 – 78:1) silver to gold.

Operating expenses

The Company recorded operating expenses of $44,653 in Q2 2017 (Q2 2016 – $28,559). Q2 2017 operating expenses have generally increased over the comparable period as a result of the Bisha Mine being in the primary ore phase. On a gross basis, the Company expects mine operating costs to be higher in the primary phase than in the supergene phase as a result of higher reagent and fuel usage, as well as higher per-tonne selling costs. Q2 2017 operating expenses also include increased mobile equipment maintenance charges over the previous period.

Additionally, Q2 2016 operating expenses do not include $6,986 of operating costs which were capitalized to the cost of the zinc expansion plant as part of the commissioning phase.

Impairment charges

The Company has recorded a write down of $69,735 during Q2 2017 (Q2 2016 – $nil) in connection with the revised life of mine plan. The write down is comprised of long term stockpiles ($58,817) for material which is no longer in the life of mine plan and equipment and related materials and supplies inventory for which there is no longer any useful life ($10,918).

Royalties

The Company incurs a 3.5% royalty on base metals and a 5% royalty on precious metals on its metal sales. In Q2 2017, royalty expenses of $3,619 (Q2 2016 - $3,388) were recorded. Royalties are payable at the time concentrate or DSO shipments leave the mine, which precedes the revenue recognition point.

The Company held preliminary discussions with the Ministry of Energy & Mines (“MEM”) during Q2 2017 to obtain relief from the payment of royalties on a contained basis for all metals produced as it effectively increases the royalty rates beyond the existing 3.5% for base metals and 5% for precious metals. The Company has been unsuccessful thus far to obtain relief.

Depreciation and depletion

In Q2 2017, depreciation and depletion of $13,147 (Q2 2016 - $12,311) was recorded. Depreciation is primarily calculated using the units-of-production method with metal pounds produced and ore tonnes mined as the basis for the calculation. Despite fewer ore tonnes having been mined in Q2 2017 than in the comparative quarter, depreciation was higher in Q2 2017 as result of the addition of depreciation of the zinc circuit.

Administrative

Administrative costs in Q2 2017 were $5,975, up from $3,395 in Q2 2016. Salaries and employee benefits including long-term incentive and share-based compensation increased from $1,663 in Q2 2016 to $4,324 in Q2 2017, a result of a modest increase in head count at head office combined with expedited vesting of some of the Company’s outstanding share unit incentives that are cash-settled. Consistent with the Company’s revised strategy, business development expenses were higher in Q2 2017 at $482 as compared to $40 in Q2 2016, which were reduced at that time as a result of the Company’s acquisition of Reservoir. Other administrative expenses, comprised of travel, insurance, legal, accounting and audit and general office expenditures, decreased from $1,692 in Q2 2016 to $1,282 in Q2 2017.

Finance costs

Finance costs in the six months ended June 30, 2017 of $972 are comprised entirely of accretion expense on the Company's reclamation liability. Finance costs of $1,014 recorded during the six months ended June 30, 2016 were comprised of $972 related to accretion expense on the Company's reclamation liability, and $42 related to the acquisition of Reservoir Minerals.

Finance income

Finance income for Q2 2017 of $406 (Q2 2016 – $1,777) is comprised predominantly of interest earned on cash and cash equivalent balances. Finance income in Q2 2016 included $371 of interest earned on cash and cash equivalent balances, $458 of interest recorded on the amount due from non-controlling interest, and other interest income of $948, largely comprised of interest earned on the funding loan to Reservoir.

Income taxes

Income tax recovery for Q2 2017 of $911 (Q2 2016 – expense of $12,923) relates to the BMSC mining operations where the statutory tax rate is 38%.

Financial results – six months ended June 30, 2017

The following variances result when comparing operations for the six month period ended June 30, 2017, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s revenues for the six months ended June 30, 2017, of $137,738 (six months ended June 30, 2016 - $171,598) are comprised of zinc concentrate sales of $107,558 (six months ended June 30, 2016 – $nil), zinc concentrate by-product sales of $7,324 (six months ended June 30, 2016 – $nil), copper concentrate sales of $20,423 (six months ended June 30, 2016 - $125,006), copper concentrate by-product sales of $5,864 (six months ended June 30, 2016 - $19,895), and other revenue of $7,454 (six months ended June 30, 2016 – $44,293). Total revenues are net of zinc concentrate treatment charges of $7,582 (six months ended June 30, 2016 – $nil) and copper concentrate treatment and refining charges of $3,303 (six months ended June 30, 2016 - $17,596). Copper concentrate sold during the first half of 2017 consists of the first copper concentrate produced from the primary ore phase of the Bisha Mine, while copper concentrate sold in the first half of 2016 was the final production from the supergene ore phase.

Revenues included sales of 87.2 million payable pounds of zinc (six months ended June 30, 2016 – nil) at an average realized price of $1.23 per pound, and 7.7 million payable pounds of copper (six months ended June 30, 2016 – 57.8 million) at an average realized price of $2.65 per pound (six months ended June 30, 2016 – $2.16). Zinc sales are net of downward provisional and final pricing and physical quantity adjustments of $2,524 (six months ended June 30, 2016 – $nil). Copper concentrate sales include credits of $686 (six months ended June 30, 2016 – credits of $2,134) of provisional and final pricing and physical quantity adjustments.

The Company also completed DSO sales which contained approximately 10,000 gold equivalent ounces (six months ended June 30, 2016 – 50,000) from stockpiled material which resulted in other revenue of $7,454 (six months ended June 30, 2016 – $44,293). The gold equivalent ounces are calculated based on a ratio of 71:1 silver to gold (six months ended June 30, 2016 – 78:1).

Operating expenses

The Company recorded operating expenses of $85,210 in the six months ended June 30, 2017 (six months ended June 30, 2016 – $70,030). Operating expenses were higher during the first six months of 2017 as compared to the previous year as a result of the Bisha Mine being in the primary ore phase of operations, where operating costs are generally expected to be higher than in the supergene ore phase as a result of higher reagent and fuel usage, as well as higher per-tonne shipping and transport charges.

Operating expenses for the six months ended June 30, 2017 are reduced by the non-recurring benefit of the recovery of withholding taxes on contractor payments overpaid in prior years of $9,780. Operating expenses for the six months ended June 30, 2016 do not include $6,986 of operating costs which were capitalized to the cost of the zinc expansion plant as part of the commissioning phase.

Impairment charges

The Company has recorded a write down of $69,735 during the six months ended June 30, 2017 (six months ended June 30, 2016 – $nil) in connection with the revised life of mine plan. The write down is comprised of long term stockpiles ($58,817) for material which is no longer in the life of mine plan and equipment and related materials and supplies inventory for which there is no longer any useful life ($10,918).

Royalties

The Company incurs a 3.5% royalty on base metal sales and a 5% precious metals royalty on its gold and silver sales. During the six months ended June 30, 2017, royalty expense of $9,922 (six months ended June 30, 2016 - $7,243) was recorded. Royalties are payable at the time concentrate or DSO shipments leave the mine, which precedes the revenue recognition point.

The Company held preliminary discussions with the MEM during Q2 2017 to obtain relief from the payment of royalties on a contained basis for all metals produced as it effectively increases the royalty rates beyond the existing 3.5% for base metals and 5% for precious metals. The Company has been unsuccessful thus far to obtain relief and, accordingly, has accrued an additional $1,583 during the six months ended June 30, 2017 pertaining to 2016 production.

Depreciation and depletion

In the six months ended June 30, 2017, depreciation and depletion of $26,252 (six months ended June 30, 2016 - $26,484) was recorded. Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation.

Loss in equity investment

As Nevsun held a significant influence in Reservoir from April 25, 2016 to June 22, 2016, the Company accounted for its interest in Reservoir using the equity method. The total loss incurred by Reservoir during this equity period approximated $9,845, Nevsun’s share of which amounted to $1,862. The significant increase in Reservoir’s general and administration expenses during this period versus its prior quarters were costs related to the transaction with Nevsun. Transactions costs of $8,155, consisting of investment banking fees from two separate advisors, legal fees, and other costs, were expensed by Reservoir prior to its acquisition by Nevsun.

Administrative

Administrative costs in the six months ended June 30, 2017, were $10,669, up from $8,610 in the six months ended June 30, 2017. Salaries and employee benefits including long-term incentive and share-based compensation increased from $5,884 during the six months ended June 30, 2016 to $7,700 during the same period in 2017, as a result of a modest increase in headcount at head office, more outstanding share unit incentives and expedited vesting of some of the Company’s outstanding share unit incentives that are cash-settled. Business development expense increased to $511 from $279, as business development activity subsided in the 2016 comparative period during the Company’s acquisition of Reservoir. Other administrative expenses, comprised of travel, insurance, legal, accounting and audit and general office expenditures, increased slightly from $2,447 to $2,571 during the six months ended June 30, 2017.

Finance costs

Finance costs in the six months ended June 30, 2017 of $972 are comprised entirely of accretion expense on the Company's reclamation liability. Finance costs of $1,014 recorded during the six months ended June 30, 2016 were comprised of $972 related to accretion expense on the Company's reclamation liability, and $42 related to the acquisition of Reservoir Minerals.

Finance income

Finance income for the six months ended June 30, 2017, of $715 (2016 – $2,781) is comprised predominantly of interest earned on cash and cash equivalent balances. Interest income for the six months ended June 30, 2016 consisted of $884 earned on cash and cash equivalent balances, $898 earned on the amount due from non-controlling interest, and other interest income of $999, largely comprised of interest earned on the funding loan to Reservoir Minerals.

Income taxes

Income tax expense for the six months ended June 30, 2017 of $3,020 (2016 – $25,576) relates to the BMSC mining operations where the statutory tax rate is 38%.

Reconciliation of realized metal prices

	Zinc		Copper
In U.S. $000s (except pounds of payable metal and per payable pound data)	Q2 2017	Q2 2016	Q2 2017	Q2 2016
Total concentrate sales	$39,706	$-	$20,423	$48,336

Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	4,096	-	(686)	(133)
Concentrate sales, before pricing adjustments	$43,802	$-	$19,737	$48,203
Pound of payable metal sold (millions)	34.3	-	7.7	22.9
Realized price per payable pound sold, before pricing adjustments	$1.28	$-	$2.56	$2.10
Provisional and final pricing and quantity adjustments per payable pound sold	$(0.12)	$-	$0.09	$0.01
Realized price per payable pound sold	$1.16	$-	$2.65	$2.11
LME average price per pound	$1.18	$-	$2.57	$2.13

	Zinc			Copper
In U.S. $000s (except pounds of payable metal and per payable pound data)	YTD 2017	YTD 2016		YTD 2017	YTD 2016
Total concentrate sales	$107,558	$-		$20,423	$125,006

Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	2,524	-		(686)	(2,134)
Concentrate sales, before pricing adjustments	$110,082	$-	$		$122,872
Pound of payable metal sold (millions)	87.2	-		7.7	57.9
Realized price per payable pound sold, before pricing adjustments	$1.26	$-		$2.56	$2.12
Provisional and final pricing and quantity adjustments per payable pound sold	$(0.03)	$-		$0.09	$0.04
Realized price per payable pound sold	$1.23	$-		$2.65	$2.16
LME average price per pound	$1.22	$-		$2.61	$2.12

Liquidity and capital resources

The Company’s cash and cash equivalents at June 30, 2017, were $171,372 (December 31, 2016 – $199,256).  Working capital, including cash and cash equivalents, was approximately $172,069. Accounts receivable and prepaids of $22,564 (December 31, 2016 – $14,986) include one DSO shipment for which revenue was recognized but provisional payments were not yet received by period end (December 31, 2016 – no shipments). The increase relates to larger vendor deposits and a receivable for the recovery of withholding taxes overpaid in prior years at period end.

During the six months ended June 30, 2017, cash generated from operating activities before tax was $36,040 (six months ended June 30, 2016 – $72,290). During the six months ended June 30, 2017, the Company remitted $18,794 in income taxes (six months ended June 30, 2016 – $16,626).

The Company used $33,050 in investing activities in the six months ended June 30, 2017 (six months ended June 30, 2016 – $230,379). The Company spent $35,407 (six months ended June 30, 2016 – $20,580) on mineral properties, plant and equipment comprised of $5,141 for sustaining capital (six months ended June 30, 2016 – $3,209), $2,785 on mineral properties (six months ended June 30, 2016 – $272) and $27,481 on exploration and evaluation (six months ended June 30, 2016 – $5,075), of which $23,637 (six months ended June 30, 2016 – $nil) related to the Timok Project.

Expenditures incurred during the six months ended June 30, 2017 were before changes in non-cash working capital of $2,357 (six months ended June 30, 2016 – $1,717). During the six months ended June 30, 2016, the Company also expended $204,530 to fund the acquisition of Reservoir, net of cash acquired on the completion of the transaction, $12,024 on the zinc expansion plant, and $6,986 on pre-commercial production zinc costs.

The Company used $12,080 in its financing activities in during the six months ended June 30, 2017 (six months ended June 30, 2016 – $19,327), comprised of dividends paid to Nevsun shareholders of $13,325 (six months ended June 30, 2016 – $15,985) and distributions to non-controlling interest (ENAMCO) of $4,000 (six months ended June 30, 2015 – $16,000), offset by amounts repaid by non-controlling interest (ENAMCO) of $5,000 (six months ended June 30, 2016 – $12,500) and net proceeds received on the issuance of common shares of $245 (six months ended June 30, 2016 – $158).

Off-Balance sheet arrangements

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingencies

Legal Claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in the Company’s interim financial statements.

Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project.

In March 2016, Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

In early April 2016, Canaccord and Reservoir entered into a new advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). Canaccord has filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement. Canaccord initially demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) and has subsequently increased its claim for a Transaction Fee to CAD$14,670, which would represent approximately 3.0% of the overall transaction value of approximately CAD$482,000 based on the closing price of the Company’s shares (CAD$4.70), on the last trading day prior to the date of announcement of the Transaction.

On September 12, 2016, Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes all fees that Canaccord is entitled under the April Advisory Agreement.

No provision has been recorded in the Company’s interim financial statements as the outcome of this claim is not determinable.

Outstanding share data

As of August 8, 2017, the Company had 302,087,176 shares and 8,012,433 options issued and outstanding.

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s Annual Information Form for the year ended December 31, 2016, dated February 22, 2017, which is available on SEDAR at www.sedar.com.

The Company’s accounts receivable contains an embedded derivative due to the provisional pricing in zinc and copper concentrates and direct shipment sales contracts. Revenues are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized in revenue in the period in which the final adjustment is determined. The final adjustment recorded for these revenues depends on the actual price when the sale settles. There can also be adjustments for the final amount of metals in the zinc and copper concentrates and direct shipment ore. The settlement dates under current sales contracts vary from one to four months after shipment

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Critical accounting policies and estimates

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2016 annual consolidated financial statements, respectively.

In preparing the condensed consolidated interim financial statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively. For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2016, which is available on SEDAR at www.sedar.com.

Internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the period ended June 30, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Recent accounting pronouncements

There were no previously undisclosed significant accounting pronouncements issued during the period ended June 30, 2017.

Quality assurance

The information in this report that relates to mineral reserves was prepared by Anoush Ebrahimi P. Eng. of SRK Consulting (Canada) Inc.

Peter Manojlovic, P.Geo., and Frazer Bourchier, P.Eng., are Nevsun's designated Qualified Persons and have reviewed and approved the contents of this press release.

A Quality Assurance/Quality Control program was part of the sampling program for the Bisha work. Certified reference material (standards), duplicates and blank samples are systematically inserted into the flow of drill samples and results analyzed on a batch by batch basis. This program includes a chain of custody whereby diamond drill core samples are initially crushed and sub-sampled at the Bisha Mine sample preparation facility and pulverized and analyzed by Genalysis in Perth, Australia. Multi-element analysis is completed using ICP-AES methods; gold is analyzed by fire assay with AAS finish. Reverse circulation drill samples are processed at the Bisha Mine on-site laboratory, which is a member of the SGS group. Multi-element analysis is completed using ICP-OES methods with gold also analyzed by fire assay.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses this performance measure extensively in internal decision making processes, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The table below provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties, depreciation, depletion, and non-recurring items are excluded from the calculation of C1 cash cost per payable pound sold. The costs included in this definition comprise mine site operating and general and administrative costs, transport and freight, treatment and refining charges, less by-product credits.

By-product credits are an important factor in determining the C1 cash costs per pound. The Company produces by-product metals, gold and silver, incidentally to zinc and copper production activities, and in some instances copper metal as a by-product where the principal product is zinc metal in concentrate. Gold and silver are considered to be by-products as they represent less than 20% of revenues from concentrate sales during 2017 and 2016, and in instances where copper is considered to be a by-product, it represents less than 10% of revenue recognized on the related sale. The cash cost per payable pound will vary depending on the volume of by-product credits and the relative price of the by-products. The C1 cash cost per payable pound is calculated by dividing the total costs, net of the by-product credits, by payable pounds of metal sold. The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Zinc				Copper
	Q2 2017		Q2 2016		Q2 2017		Q2 2016
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		34.3		-		7.7		22.9
Operating expenses (1)	$23,938	$0.70	$-	$-	$12,018	$1.56	$20,362	$0.89
Selling costs(3)	6,185	0.18	-	-	2,794	0.36	3,139	0.14
Concentrate treatment and refining charges	1,599	0.05	-	-	3,303	0.43	6,754	0.29
Concentrate by-product credits	(210)	(0.01)	-	-	(5,864)	(0.76)	(9,239)	(0.40)
Total C1 cash cost	$31,512	$0.92	$-	$-	$12,251	$1.59	$21,016	$0.92

	Zinc				Copper
	YTD 2017		YTD 2016		YTD 2017		YTD 2016
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		87.2		-		7.7		57.8
Operating expenses (1)(2)	$61,244	$0.70	$-	$-	$12,018	$1.56	$47,766	$0.83
Selling costs(3)	17,111	0.20			2,794	0.36	14,506	0.25
Concentrate treatment and refining charges	7,582	0.09	-	-	3,303	0.43	17,596	0.30
Concentrate by-product credits	(7,324)	(0.09)	-	-	(5,864)	(0.76)	(19,895)	(0.34)
Total C1 cash cost	$78,613	$0.90	$-	$-	$12,251	$1.59	$59,973	$1.04
(1)	Operating expenses have been allocated to zinc and copper concentrates on a co-product accounting basis based on expected revenue, which is calculated by multiplying actual metal production by budgeted metal prices.
(2)	Operating expenses for the six months ended June 30, 2017 exclude the non-recurring recovery of withholding tax overpayment of $9,780.
(3)	Selling costs exclude amounts incurred related to the sales of DSO material.

Forward looking statements

This Management’s Discussion and Analysis contains statements and information concerning anticipated developments in the Company’s continuing and future operations, the adequacy of the Company’s financial resources and financial projections. Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and zinc production, expanding exploration licences, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures including land acquisition and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “hopes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT. Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws. Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System. The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Consequently, mineral resource and mineral reserve information contained in this MD&A is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.

This MD&A uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” or “contained pounds” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.